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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27458

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Means Wealth Management

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Stillwater Ave.
(No. and Street)

Bangor, ME 04401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John R. Dudley, Senior Vice President (207) 947-6763
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry Dunn McNeil & Parker, LLC
(Name – *if individual, state last, first, middle name*)

36 Pleasant St.	Bangor	ME	04401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aLB

OATH OR AFFIRMATION

I, John R. Dudley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Means Wealth Management, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEANS WEALTH MANAGEMENT

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2015

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Means Wealth Management

We have audited the accompanying statement of financial condition of Means Wealth Management (the Company) as of December 31, 2015, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully disclosed in Note 1 to the financial statements, the Company has elected to report its ownership interest in Micbrooks Partnership using the equity method of accounting. In accordance with accounting principles generally accepted in the United States of America, Micbrooks Partnership should be consolidated into the Company's financial statements as the Company is a majority owner. If the Micbrooks Partnership were accounted for properly, total assets would be increased by $59,754 and retained earnings by $59,754 as of December 31, 2015, and net income would be increased by $5,257 for the year then ended.

In our opinion, except for the effects of the matter discussed in the previous paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The financial statements of the Company as of December 31, 2014, were audited by other auditors whose opinion dated February 27, 2015, on those statements was qualified because of the departure from accounting principles generally accepted in the United States of America described in the previous paragraph.

The supplemental information contained within Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, except for the effects of the matter discussed in the third paragraph of this report, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berry Dunn McNeil & Parker, LLC

Bangor, Maine
April 1, 2016

MEANS WEALTH MANAGEMENT
Statements of Financial Condition
December 31, 2015 and 2014

Assets

	2015	2014
Cash and Cash Equivalents		
Checking	$ 47,951	$ 205,011
Money market funds	375,662	242,270
Total Cash and Cash Equivalents	423,613	447,281
Other Assets		
Receivables from broker-dealers and clearing organizations - Fees and commissions	35,772	36,977
Other receivables	-	6,737
Prepaid expenses	8,661	5,188
Marketable securities owned - At fair value - Note 2	1,018,380	1,133,330
Notes receivable - Note 11	169,106	166,862
Investment in unconsolidated subsidiary - At equity - Note 6	119,552	109,037
Other investments - At equity which approximates market value	18,731	18,731
Property and equipment - At cost - Net of accumulated depreciation - Note 3	180,982	160,311
Other assets - Note 8	37,620	37,419
Total Other Assets	1,588,804	1,674,592
Total Assets	$ 2,012,417	$ 2,121,873

Liabilities and Stockholders' Equity

	2015	2014
Liabilities		
Accounts payable and accrued expenses	$ 125,888	$ 149,632
Stockholders' Equity - Exhibit C		
Class A, voting common stock, no par value 200,000 shares authorized, 87,000 and 100,000 issued and outstanding in 2015 and 2014, respectively	222,849	434,550
Retained earnings	1,663,680	1,537,691
Total Stockholders' Equity	1,886,529	1,972,241
Total Liabilities and Stockholders' Equity	$ 2,012,417	$ 2,121,873

The accompanying notes are an integral part of these statements.

MEANS WEALTH MANAGEMENT
Statements of Income
Year Ended December 31, 2015 and Fifteen Months Ended December 31, 2014

	2015	2014
Revenues		
Commissions and fees	$ 137,820	$ 245,673
Management and investment advisory income	1,685,239	1,372,204
Net gains on firm securities trading accounts	16,604	10,081
Gains on firm securities investment account		
Net gains on securities sold	41,051	23,864
Interest and dividend income	28,351	32,907
Net unrealized gains (losses)	(94,481)	122,562
Revenue from sale of investment company shares	457,289	526,243
Interest and dividends	8,236	21,152
Other income		
Fees closed-end mutual funds	5,262	15,268
Other income	8,608	8,481
Equity in income of unconsolidated subsidiary and investment - Note 6	10,515	17,064
Total Revenues	2,304,494	2,395,499
Expenses		
Employee compensation and benefits		
Salaries and wages	1,408,193	1,380,814
Payroll taxes	68,346	71,113
Health insurance	17,046	36,319
Other employee costs	109,989	112,021
Regulatory fees	14,355	13,930
Other expenses		
Customer account expenses		
Investment advisory fees	35,998	61,416
Other customer account expenses	80,466	66,194
Advertising and promotion - Note 1	33,865	43,166
SIPC fees	4,635	2,858
Other taxes	6,543	6,207
Repairs and maintenance	18,873	30,176
Computer and internet	13,369	15,428
Depreciation	17,969	22,690
Insurance	35,684	27,868
Office supplies	15,695	28,426
Utilities and telephone	15,794	17,217
Postage and delivery	5,314	5,415
Rent - Note 5	19,200	19,800
Professional fees	28,373	33,129
Other	20,630	27,813
Total Expenses	1,970,337	2,022,000
Net Income - Exhibits C and D	$ 334,157	$ 373,499

The accompanying notes are an integral part of these statements.

MEANS WEALTH MANAGEMENT
Statements of Changes in Stockholders' Equity
Year Ended December 31, 2015 and Fifteen Months Ended December 31, 2014

	Common Stock		Retained
	Shares	Amount	Earnings
Balance at September 30, 2013	85,000	$ 300,000	$ 1,180,340
Net Income - Exhibit B	-	-	373,499
Stock issuance - Additional shares issued - Note 10	15,000	134,550	-
Dividends	-	-	(16,148)
Balance at December 31, 2014 Exhibit A	100,000	434,550	1,537,691
Net Income - Exhibit B	-	-	334,157
Company purchased shares - Note 10 Payment for repurchase of common stock	(13,000)	(211,701)	-
Dividends	-	-	(208,168)
Balance at December 31, 2015	87,000	$ 222,849	$ 1,663,680

The accompanying notes are an integral part of these statements.

MEANS WEALTH MANAGEMENT
Statements of Cash Flows
For Year Ended December 31, 2015 and Fifteen Months Ended December 31, 2014

	2015	2014
Cash Flows from Operating Activities		
Net income - Exhibit B	$ 334,157	$ 373,499
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	17,969	22,690
Gain on sale of marketable securities	(41,051)	(23,864)
Net unrealized loss (gain) on marketable securities	94,481	(122,562)
Proceeds from sale of marketable securities	49,960	25,344
Purchases of marketable securities	(32,292)	(178,724)
Net gain on sale of property and equipment	(3,052)	-
Equity in income of unconsolidated subsidiary and investment	(10,515)	(17,064)
Changes in operating assets and liabilities		
(Increase) decrease in assets:		
Receivables from broker-dealers and clearing organizations	1,205	2,224
Other receivables	6,737	(3,837)
Interest receivable	(2,244)	(14,317)
Prepaid expenses	(3,473)	3,387
Other assets	(201)	(3,898)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(23,744)	82,099
Net Cash Provided by Operating Activities	387,937	144,977
Cash Flows from Investing Activities		
Purchases of property and equipment	(50,586)	(58,119)
Proceeds from sale of property and equipment	15,000	-
Advances on notes receivable	-	(200,000)
Collections on notes receivable	-	60,000
Net Cash Used by Investing Activities	(35,586)	(198,119)
Cash Flows from Financing Activities		
Issuance of common stock	-	134,550
Repurchase of common stock	(167,851)	-
Dividends paid	(208,168)	(16,148)
Net Cash Provided (Used) by Financing Actvities	(376,019)	118,402
Net Increase (Decrease) in Cash and Cash Equivalents	(23,668)	65,260
Cash and Cash Equivalents at Beginning of Year	447,281	382,021
Cash and Cash Equivalents at End of Year - Exhibit A	$ 423,613	$ 447,281
Noncash Transactions		
Securities transferred to stockholder in lieu of cash payments to repurchase common stock	$ 43,850	$ -

The accompanying notes are an integral part of these statements.

MEANS WEALTH MANAGEMENT
Notes to Financial Statements
December 31, 2015 and 2014

1. Summary of Significant Accounting Policies

Nature of Organization

Means Wealth Management (the Company) is a full service brokerage firm located in Bangor, Maine. Its customers consist of individuals located primarily in New England. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency, Inc. (FINRA) and the Securities Investors Protection Corporation (SIPC). Credit is extended without collateral. With the exception of two trust accounts for which the Company serves as trustee, the Company is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection Reserves and Custody of Securities.*

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting whereby the Company reports revenue when earned and expenses when incurred.

Use of Estimates

The process of preparing financial statements in conformity with U.S generally accepted accounting principles requires the use of estimates and assumptions by management regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Financial Statement Presentation

The Company holds a 66-2/3% interest in Micbrooks Partnership. Management has elected to account for the investment under the equity method of accounting even though the ownership would require consolidation in accordance with authoritative guidance. The effect on the financial statements of this departure from generally accepted accounting principles is an understatement of total assets of $59,754 and an understatement of retained earnings of $59,754 as of December 31, 2015, and an understatement of net income of $5,257 for the year then ended. Refer to Note 6 for further information on the investment.

1. Summary of Significant Accounting Policies - continued

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities and commodity transactions are recorded on a settlement date basis. There were no material trades which had not been settled at December 31, 2015. Securities purchased for trade December 31, 2014 with a fair market value of $25,691 were settled on January 5, 2015.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 820, *Fair Value Measurement.* Unrealized gains or losses are reflected in the statements of income. Realized gains and losses are computed based upon the specific security sold.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash or cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures accounts up to $250,000.

Cash Equivalents

All liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business are considered to be cash equivalents for purposes of the statements of cash flows.

1. Summary of Significant Accounting Policies - continued

Receivables from Broker-Dealers and Clearing Organizations

Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with the broker-dealers and clearing organizations having outstanding balances and current relationships with the Company, it has concluded that realization of losses on balances outstanding at year-end will be immaterial.

Property and Equipment

The Company records all additions to property and equipment at cost, including freight, taxes and construction or installation costs including labor and overhead. Repairs and maintenance are charged to expense. Improvements are capitalized when incurred. When property and equipment is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in current income.

Furniture and fixtures, computer equipment and vehicles are depreciated on a straight-line or accelerated basis over the estimated useful lives of five to ten years. Building, improvements and sign are depreciated on a straight-line basis over the estimated useful lives of 15 to 40 years.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

1. Summary of Significant Accounting Policies - continued

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed based on their proportionate share of the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in the financial statements.

The Company has adopted the provisions of authoritative guidance regarding accounting for uncertainty in income taxes. The authoritative guidance provides that a tax benefit or liability from an uncertain tax position should be recognized when it is more likely than not that a position will not be sustained upon examination. As of December 31, 2015, management has concluded that the Company had no uncertain income tax positions.

The Company's federal income tax returns for years beginning in 2014, 2013, and 2012 are subject to examination by the Internal Revenue Service (IRS) or the State of Maine, generally for three years after they were filed.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2015 and fifteen months ended December 31, 2014 were $33,865 and $43,166, respectively.

Reclassifications

Proceeds from sale of marketable securities and purchases of marketable securities in the 2014 financial statements have been reclassified from investing activities to operating activities in the statements of cash flows for comparative purposes to conform with the presentation in the 2015 financial statements.

Subsequent Events

Management has evaluated events and transactions subsequent to December 31, 2015, and no events have occurred requiring recognition or disclosure.

2. Marketable Securities Owned/Fair Values

Marketable securities owned consist of investment securities at fair value at December 31, 2015 and 2014:

	2015	2014
Level 1 Marketable Securities		
Corporate stocks by industry		
Consumer goods	$ 151,689	$ 169,690
Technology	204,071	169,398
Services	7,843	18,565
Financial	329,208	299,963
Basic materials	81,810	436,428
Industrial goods	217,702	39,286
Mutual funds	26,057	0
Total - Exhibit A	$1,018,380	$1,133,330

In accordance with FASB ASC Topic 820, the Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models and similar techniques.

3. Property and Equipment

Property and equipment, at cost, consists of the following at December 31, 2015 and 2014:

	2015	2014
Building, improvements, land and signs	$404,976	$401,862
Furniture and fixtures	8,382	8,382
Computer equipment	33,434	33,434
Vehicles	88,867	87,642
Total Property and Equipment	535,659	531,320
Less accumulated depreciation	354,677	371,009
Net Property and Equipment - Exhibit A	$180,982	$160,311

Depreciation expense was $17,969 and $22,690 for the year ended December 31, 2015 and fifteen months ended December 31, 2014, respectively.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $1,197,260 which was $947,260 in excess of its SEC required net capital of $250,000. The Company's net capital ratio was .11 to 1. The Company also has a contractual obligation with National Financial Services (NFS) clearing to maintain net capital of $250,000.

5. Related Party Transaction

Relationship

Name	Relationship
Micbrooks Partnership	The Company holds 66-2/3% interest

Transaction

	2015	2014
Rent paid to Micbrooks Partnership	$ 15,000	$ 18,750

5. Related Party Transaction - continued

The Company will advance loans to pay any operating expenses of Micbrooks Partnership in excess of monthly rental proceeds. No loans were required for the year ended December 31, 2015 and fifteen months ended December 31, 2014.

6. Investment in Unconsolidated Subsidiary

The Company holds a 66-2/3% interest in Micbrooks Partnership, a rental real estate partnership. The Company accounts for its investment using the equity method. Condensed financial information of Micbrooks Partnership at December 31 is as follows:

Summary of Statements of Financial Condition

	2015	2014
Assets		
Current assets	$ 90,606	$ 68,365
Noncurrent assets	88,700	95,169
Total Assets	$179,306	$163,534
Liabilities and Equity		
Payable to affiliate	$ -	$ -
Equity	179,306	163,534
Total Liabilities and Equity	$179,306	$163,534

Summary of Statements of Operations

	2015	2014
Revenues	$ 31,944	$ 32,361
Net income	$ 15,772	$ 10,039

7. Pension Plan

The Company maintains a 401(k) pension plan covering substantially all employees. The Company can match employee contributions based on a percentage of the participant's wages. For the year ended December 31, 2015 and fifteen months ended December 31, 2014, the Company matched contributions of $36,800 and $40,663, respectively.

7. Pension Plan - continued

The Company established a profit sharing plan on March 7, 2014. The plan is a noncontributory plan covering substantially all employees. Allocation to the participants is based upon the classification of the participants. The Company contributed $69,232 and $68,149 to the plan for the year ended December 31, 2015 and the fifteen months ended December 31, 2014, respectively.

8. Other Assets

Other assets consist of the following at December 31, 2015 and 2014:

	2015	2014
Escrow account with NFS	$ 28,454	$ 28,404
IRS fiscal year-end S corporation required payment	7,103	7,103
Other	2,063	1,912
Total Other Assets - Exhibit A	$ 37,620	$ 37,419

9. Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, National Financial Services, LLC. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company.

10. Recapitalization

On October 1, 2013, an additional 15,000 shares of Class A voting common stock were issued in exchange for $134,550.

On January 2, 2015, the Company redeemed 13,000 shares of Class A, voting common stock from the majority stockholder for $211,701.

11. Notes Receivable

Notes receivable at December 31, 2015 and 2014 consists of the following:

	2015	2014
Bangor Ramada Hospitality Management, Inc. Unsecured; no monthly payments; Interest at prime plus 1.5%	$142,244	$140,000
Daniel Brooks Unsecured; no monthly payments; Interest 3 basis points above prime	26,862	26,862
Total Notes Receivable - Exhibit A	$169,106	$166,862

A stockholder of the Company is a minority owner of Bangor Ramada Hospitality Management, Inc.

12. Guarantees / Indemnifications

The Company maintains insurance to provide protection against contingent liabilities. In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

MEANS WEALTH MANAGEMENT
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

Net Capital Computation	
Stockholders' Equity - Exhibit A	$ 1,886,529
Deduct: Non-allowable assets	
Investment in unconsolidated subsidiary	(119,552)
Other investments	(18,731)
Property and equipment, net	(180,982)
Prepaid expenses	(8,661)
Notes receivable	(169,106)
Other non-allowable assets	(9,166)
Haircuts on securities positions	(183,071)
Net Capital	$ 1,197,260
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 125,888
Total Aggregate Indebtedness	$ 125,888
Computation of Basic Net Capital Requirement	
Minimum SEC net capital required	$ 250,000
Excess net capital	947,260
Total Net Capital	$ 1,197,260
Ratio: Aggregate Indebtedness to Net Capital	0.11

MEANS WEALTH MANAGEMENT
Reconciliation of Audited vs. Unaudited Computation of
Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

Company's Part II (Unaudited) FOCUS Report to Audited Financial Statements

75 in net income is comprised of the following, which was adjusted through

gains on firm securities trading accounts	$	(951)
ıries and wages		22,326
	$	21,375

statements reflect the following differences in stockholders' equity
FOCUS Report:

ısury stock	$	(167,851)
mon stock		167,851
	$	-

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Means Wealth Management

Examination of Compliance Report

As it relates to the two accounts in which Means Wealth Management (the Company) serves as trustee, we have examined the Company's statements, included in the accompanying Compliance Report, that the:

(1) Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2015.

(2) Company's internal control over compliance was effective as of December 31, 2015.

(3) Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2015.

(4) Information used to state that the Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that noncompliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or Rule 2340, Customer Account Statements of FINRA that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; the Company complied with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and the information used to assert compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Review of Report of Exemption from Rule 15c3-3

Except for the two trust accounts for which the Company serves as trustee included in the compliance report scope above, we have reviewed management's statements, included in the accompanying Report of Exemption from Rule 15c3-3, in which (1) the Company identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: the provisions in subparagraph (k)(2)(ii) ("the exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berry Dunn McNeil & Parker, LLC

Bangor, Maine
April 1, 2016

MEANS
— WEALTH MANAGEMENT —

1-800-696-3267
207-947-6763
207-947-8559
info@meanswealth.com
www.meanswealth.com
Registered Investment Advisor

Means Wealth Management
Compliance and Exemption Report
Pursuant to Rule17a-5 under the Securities Exchange Act of 1934

Firm CRD 2748
SEC 8-27458
Fiscal Year End December 31, 2015

Compliance Report

Means Wealth Management (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company maintains two customer accounts for which the Company acts as trustee. In regard to these two accounts, as required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
2. The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2015;
3. The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2015;
4. The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2015; and
5. The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Exemption Report

This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. With the exception of two trust accounts for which the Company serves as trustee referenced in the preceding Compliance Report section of this report, the Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: the provisions in subparagraph (k)(2)(ii).

I, John R. Dudley, certify that, to my best knowledge and belief, this Compliance and Exemption Report is true and correct.

John R. Dudley, Senior Vice President